Crosshair Exploration & Mining Corp.
Management Discussion & Analysis
For the Quarter Ended October 31, 2009
Date Prepared:  December 4, 2009

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the year ended April 30, 2009.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., President  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and is responsible for the technical information contained in this MD&A. Further information about the Company’s CMB property can be found in the Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium Project, Labrador, Canada dated July 31, 2008, prepared by Gary H. Giroux, P.Eng. MASc,. and Jeffery A. Morgan, B.Sc. (Hons), P.Geo., who are “qualified persons” within the meaning of NI 43-101.   A copy of this report is available on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals.  The Company does not have any producing mineral properties at this time.  The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America.  The Company’s shares trade on Toronto Stock Exchange and on the NYSE AMEX Exchange.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada and the States of Wyoming, USA on the following properties:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador.

➢	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador.

➢	Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties in Newfoundland

➢	Bootheel Uranium Joint Venture (“Bootheel”) Project with UR Energy in Wyoming

HIGHLIGHTS

The Company’s efforts for the first six months of 2010 were as follows:

•	Completion of the initial resource estimate for the Bootheel Project

•	Completion of a reconnaissance geological program on portions of the CMB JV ground

•	Continuation of the comprehensive cash conservation program implemented last year, which included suspension of significant exploration activities.

CMB Project

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The advance royalty payment has not been made yet, and the Company is currently in discussions with the optionor to amend the payment terms The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CMB Project

The CMB Project is host to the C Zone – Area 1 – Armstrong Corridor, which has a current National Instrument (NI) 43-101 indicated resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional inferred resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  It also contains 11.7 million pounds of vanadium (6.9 million tonnes at 0.08% V2O5) in the indicated category and an additional 15.8 million pounds (8.2 million tonnes at 0.09% V2O5) in the inferred category.  All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.  The claims are in good standing under provincial work assessment rules until 2013 and some as late as 2019, meaning no work is required on these claims for the foreseeable future.

Approximately 3,516 metres (m) of drilling in 19 holes were completed at the CMB Uranium Project in fiscal 2009.  Eleven of the holes (2,035 meters) tested the C Zone, while 6 of the holes (1,276 meters) tested targets at Area 1 and two holes (205 meters) were drilled at Madsen Lake in the central portion of the CMB Property. With the latest drilling, we have intersected uranium mineralization at the C Zone along a strike length of 1,500 meters, Area 1 to 600 meters and Armstrong to 300 meters.  All zones of mineralization are open for expansion, both along strike and to depth.

Area 1, Armstrong, and the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone.  All three areas remain open, and future drilling will focus on confirming the continuity of mineralization between all three zones, as well as testing several other targets on the Property.

In addition to diamond drilling, an extensive exploration program was carried out on the property in 2008.  Ground work included regional and detailed geological mapping, as well as prospecting, till, soil, gas hydrocarbon, biogeochemical, lake sediment and stream sediment sampling surveys, as well as mechanical trenching and detailed mapping and sampling of several priority targets.

Due to the cash conservation program, the Company will only be carrying out a small program to target the vanadium component of the resource.  The current resource includes only the vanadium found within the uranium envelope, but the ultimate vanadium resource appears to be much greater.  For example, although hole ML-181 averages 0.168% V2O8 over 210.55 metres, less than 20 metres was actually used in the resource estimate because the resource focused solely on uranium.

Given the fact that the previous programs focused on uranium, most holes were only sampled where uranium was encountered.  For this reason, roughly 3,000 metres of core needs to be re-sampled and assayed for vanadium.  The field portion of the program will cost approximately $175,000 and the resource modeling and estimation will cost an additional $25,000.  Without any further drilling, there is the potential to double the vanadium resource.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

CMB JV Project

The CMB JV Project is a joint venture partnership with Silver Spruce Resources (“SSE”), whereby SSE retains a 40% participating ownership.  The Project is host to the Two Time Zone, which has an existing NI 43-101 indicated resource of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional inferred resource of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion.

The Two Time Zone is the most advanced prospect within the 1,184 square kilometres CMB JV.    This Zone, and in fact the majority of the CMB-JV, is located north-west of Crosshair's current CMB Project.  The Two Time Zone falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

Very limited work has been carried out on areas outside the Two Time Zone and Crosshair has carried out the minimum amount of work required to properly evaluate the potential of these areas and then maintained only prospective land.  Crosshair spent approximately $182,176 through to November 30, 2009 (net of recoveries from our joint venture partner) in order to evaluate the CMB JV Project.  The 2009 summer program resulted in the discovery of four new uranium targets as well as confirming the presence of historic high-grade mineralized float on the CMB East property which returned a high of 2.19 percent U3O8.  Complete details on the summer program can be found on the Company website at:  http://www.crosshairexploration.com/s/NewsReleases.asp?ReportID=374497&_Type=News-Releases&_Title=Crosshair-Discovers-New-Uranium-Targets-and-Samples-2.19-U3O8-in-Labrador

The Two Time Zone is in good standing until 2017, but the Company will be required to bond a total of $30,081 to maintain some of the other mineral properties in good standing beyond April 30, 2010.    Crosshair’s portion totals $18,049 (60%).

Additional information and maps for priority target areas on the Projects can be found on the Company website at: www.crosshairexploration.com/s/CentralMineralBelt.asp.

Target Plan of Arrangement

On March 31, 2009, Crosshair and Target successfully closed a plan of arrangement whereby Crosshair acquired all the outstanding common shares of Target and Target has become a wholly owned subsidiary of Crosshair.  Target shareholders received approximately 14.7 million common shares of Crosshair (1.2 shares for each Target common share outstanding) with an estimated market value of approximately $2.5 million based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of March 31, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.)  Each Target warrant and stock option which gives the holder the right to acquire common shares of Target was exchanged for a warrant or stock option which gives the holder the right to acquire common shares of Crosshair on the same basis as the shareholders of Target, with all other terms of such warrants and options (such as term and expiry) remaining unchanged.  Crosshair now controls the Bootheel, Wyoming project in the USA.

Bootheel Project

The Wyoming properties are currently owned by The Bootheel Project LLC and consist of 269 Federal Mining claims, two state Leases, and 3,155.7 acres of Fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (URE), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018 Exploration Inc. (448018), a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC, subject to certain Royalties, by completing expenditures totaling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US$3 million in expenditures on the property, thereby earning its 75% interest in the Bootheel Project.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

The Bootheel Project LLC now comprises a 100% mineral interest in 269 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross acres and surface access rights to 7,882 acres.

The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid 1990s by Cameco Corporation (“Cameco”) as outlined in an Independent NI 43-101 Technical Report dated July 8, 2007 and filed on Sedar.

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which covers the four fee sections under lease from M J Ranches.  The data includes historical geological and gamma logs covering 660 drill holes totalling approximately 290,000 feet.  Compilation to date indicates that there have been approximately 1,900 drill holes totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 feet in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008.  Virtually all historic drill hole sites within the main resource zone were resurveyed.  Holes drilled within the existing historical resource areas are highlighted by:

•	0.055% eU3O8 over 51.0 feet in hole 06-3008
•	0.042% eU3O8 over 23.0 feet in hole 36-3000
•	0.132% eU3O8 over 4.0 feet and 0.068% eU3O8 over 14.5 feet in hole 06-3010

Holes drilled outside of the existing historic resource areas are highlighted by:
•	0.075% eU3O8 over 15.5 feet in hole 01-3069
•	0.050% eU3O8 over 23.5 feet in hole 01-3070
•	0.052% eU3O8 over 13.5 feet in hole 01-3044

Additional assay results, location maps and other information can be found on the Company website – www.crosshairexploration.com.

In addition to the 2008 drilling program, the historic holes were relocated, limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco was compiled by Crosshair’s geological team and was combined with the results from over 50,000 feet of drilling completed by Target at Bootheel in 2008. This compilation allowed us to complete an independent NI 43-101 resource estimate for the Bootheel Project.  The estimate includes an indicated resource of 1.09 million pounds of uranium oxide (1.44 million tons at 0.038% eU3O8) and an additional inferred resource of 3.25 million pounds of uranium oxide (4.40 million tons at 0.037% eU3O8).  The resource remains open for expansion with less than 60% of the historical resource area included in this initial estimate.  Additional information about the resource can be found at the Companywebsite:http://www.crosshairexploration.com/s/NewsReleases.asp?ReportID=359646&_Type=News-Releases&_Title=Crosshair-Announces-Initial-Uranium-Resource-at-Bootheel.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

Additional activities in fiscal 2010 will include further base line environmental studies, hydrogeological studies and additional drilling as funding permits.

Sinbad Project

The Sinbad Property, located 20 miles southwest of Green River Utah, consists of 62 wholly owned Federal mining claims and one State Mineral Lease for a total of 1,922 acres.  Target acquired a 100% interest in the Property; subject to a 2% Net Smelter Return, in 2007, and completed geological mapping and a radon gas survey in mid 2007.  This work delineated several drill targets and a 15 hole, 3,300 foot drill program was completed in the fall of 2007.  The drill program tested the projected extension of the Chinle Formation mineralized channels north-westward from the historic Sinbad Uranium Mine.  The program also tested several of the radon anomalies.  High-grade uranium was intercepted in multiple horizons.

Reclamation was been completed on the property in 2008 and the claims were dropped in the second quarter of fiscal 2010.

Acquisition of Golden Promise Gold and VHMS Properties

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 2,655,000 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, Business Combinations and CICA 3870, Stock-based Compensation and other Stock-based Payments.) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

Project Highlights

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres (m) and to a depth of 265 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.  The resource estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  The NI 43-101 compliant estimate was prepared by Gary H. Giroux, P.Eng., M.Sc., Independent Qualified Person as defined in National Instrument 43-101, and is filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com) and on our website.

The next stage of exploration at Golden Promise in 2010 will include additional diamond drilling to extend and further delineate the Jaclyn Main Zone with the objective of increasing the current NI 43-101 gold resource.  Additional drilling will also be used to test the Jaclyn North and Jaclyn South Zones, both of which host locally abundant visible gold in quartz veins, but have seen limited drilling to date.  The Jaclyn North and Jaclyn South Zones both remain open along strike.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

Given the high-nugget gold effect at the Jaclyn Zones, Crosshair also plans to conduct a bulk sampling program on the Golden Promise Property in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

Most of the gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.

Due to the cash conservation program, the Company only carried out the minimum work to meet assessment requirements for 2009.  The 2009 program on Golden Promise consisted of minimal prospecting and trenching.  No significant results were reported for this program.

Cash Conservation Program

As a result of the rapid deterioration in the capital markets and economic conditions, Crosshair undertook a detailed review of all expenditures late in the 2nd quarter of fiscal 2009 in an effort to conserve cash.  Crosshair took steps to reduce overhead by reducing staff, office space and all salaries including those of senior management in addition to eliminating all non essential travel, administrative and investor and public relations expenditures.  Crosshair continues to investigate opportunities to further reduce monthly cash expenditures on an ongoing basis.

Subsequent to the completion of the summer 2008 exploration and drilling programs, no significant field work was carried out on the CMB Uranium Project, and minimal field work was done on the CMB JV property, the Golden Promise property and the Bootheel Project.  After conducting a thorough evaluation and assessment of the CMB, Crosshair is required to spend approximately $18,000 (net of recoveries from our joint venture partner) to maintain the highest potential claims.

REVIEW OF FINANCIAL RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the unaudited financial statements.

Description	2Q 2010	1Q 2010	4Q 2009	3Q 2009
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	32,028,702 29,549,036 1,401,681 30,737,459 (902,745) (0.01) 212,208	32,992,229 29,614,264 1,994,911 31,436,109 (828,746) (0.01) 277,436	33,365,659 29,336,828 2,641,169 31,849,308 (14,455,510) (0.14) 4,541,933	44,296,494 38,794,895 4,183,662 43,403,100 (1,136,063) (0.01) 418,684

Description	2Q 2009	1Q 2009	4Q 2008	3Q 2008
Total assets Mineral Properties Working Capital Shareholders’ equity Net Loss Loss per share Mineral property expenditures	46,221,741 38,376,210 5,109,959 43,911,744 (3,316,311) (0.03) 2,443,261	46,911,489 35,932,950 9,934,238 46,319,868 (1,816,353) (0.02) 8,860,969	42,270,262 27,071,981 13,266,286 40,795,458 (3,378,556) (0.05) 2,910,519	30,039,387 24,161,462 4,068,141 28,578,586 (2,786,458) (0.04) 3,125,939

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

Overview

For the second quarter of fiscal 2010, the Company reported a net loss for the period of $902,744 or $0.01 per common share, compared with a net loss of $3,316,311 or $0.03 per common share for the second quarter of fiscal 2009.

General and Administrative Expenses

General and administrative expenses for the current quarter were $725,005, $1,613,918 lower than in the same period in 2009 due primarily to the cash conservation program implemented last year.

Stock-based compensation expense for the second quarter was $192,365, $715,822 lower than in the corresponding period in 2009, due largely to certain stock options previously granted to non-management personnel being re-priced in fiscal 2009, in line with prevailing market conditions and a significant reduction in staffing levels from this same period last year.

In Q2, 2010 general and administrative expenses such as investor relations $10,923 (2009 - $74,401), office and administration $125,875 (2009 - $136,791), travel $10,038 (2009 - $43,282) and wages $153,450 (2009 - $605,012) were all significantly down from the same quarter in 2009 which were all directly related to the cash conservation program continued from fiscal 2009.

Other Income (Expenses)

Other expenses decreased in the second quarter of 2010 by $799,649 to $177,739 compared with 2009 primarily as a result of mineral property write-off’s of $229,796 in connection with the Sinbad Project and unrealized gains on the Company’s investment in marketable securities when compared to an unrealized loss of $1,015,032 in 2009.  This was partially offset by much lower interest income, due to lower cash balances on hand at the bank.   Crosshair has accounted for its investment in marketable securities as “Held for Trading” in accordance with CICA Standard 3855 on Financial Instruments. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Mineral Property Expenditures

During the first six months of fiscal 2010, the Company incurred total expenditures of $212,208 compared to $2,443,261 in the second quarter of 2009.  These expenditures were incurred mainly on the Company’s Bootheel project and the CMB JV.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of October 31, 2009, the Company had cash and cash equivalents of $1,273,660 (April 30, 2009 - $2,827,274) and working capital of $1,401,681 (April 30, 2009 - $2,641,169).  Cash used in operating activities during the second quarter of 2010 was $587,461 compared with $552,226 in the second quarter of 2009. Cash utilized in investing activities decreased by $1,291,748 to $267,624 primarily as a result of reduction of cash expenditures associated with exploration activities.  The Company did not generate any cash from investing activities this quarter.

Cash

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

The Company believes it has sufficient working capital to finance its intended operations, and maintain its priority mineral property licenses for the next 12 months.  To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings.  The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments.  While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

COMMITMENTS AND CONTINGENCIES
The Company has entered into operating lease agreements for its office premises in Vancouver.  The annual commitments under these leases are as follows: fiscal 2010 - $93,115 and fiscal 2011- $131,022.

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property (CMB Project), beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.  The advance royalty payment has not been made yet, and the Company is currently in discussions with the optionor to amend the payment terms The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, net expenditures required to maintain the good standing of the Company’s mineral claims are estimated to be less than $30,000 for all properties through to April 30, 2010.

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	October 31, 2009	Report Date
Common shares – issued and outstanding	112,184,313	122,659,313
Director, employee and contractor options – vested	7,677,499	8,713,750
Director, employee and contractor options – granted but not yet vested	4,137,501	4,249,778
Warrants to purchase shares	7,500,000	13,510,000
Underwriters warrants – rights to purchase shares	-	-
Underwriters warrants – rights to purchase warrants	-	-
Common shares – fully diluted	131,499,313	149,132,841

RELATED PARTY TRANSACTIONS

During the six months ended October 31, 2009, the Company entered into transactions with related parties as follows:

•	The $26,250 in management fees owing at April 30, 2009, to former directors of Target Exploration & Mining Corp. were paid during the quarter.

•	The $24,998 owing in legal fees at April 30, 2009, was paid during the quarter, to Anfield Sujir Kennedy Durno, a law firm of which a director (Jay Sujir) is a partner.

•
incurred geological management fees of $20,000 (2008 – $Nil) to a private company owned by a director (Stewart Wallis). The $47,250 of geological consulting fees owing at April 30, 2009 was paid during the period.

•
paid rent for its Newfoundland office of $6,592 (2008 - $54,792) to a private company that has a director (Chris Collingwood) in common.  In July 2009, the Company terminated the use of this office space.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

•	incurred consulting/management fees of $13,250 (2008 – $31,250) to a private company controlled by an officer (Adam Kniec).

•	incurred independent directors’ fees of $Nil (2008 - $80,500).

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate.  The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the year ended April 30, 2009 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant areas where management’s judgement is applied include: asset valuations, amortization of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment.  If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation.  These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

ACCOUNTING POLICIES

Future Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The conversion to IFRS may have a material effect on our:

•	reported financial position and results of operations;

•	systems of internal controls and procedures over financial reporting, including related business processes; information technology and data systems;

•	disclosure controls and procedures;

•	current financial reporting training curriculum; and
•	downstream business activities such as our corporate hedging programs, joint venture agreements and other contractual arrangements, debt covenants, compensation programs and tax planning arrangements.

The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date. We expect to complete the detailed IFRS conversion plan by January 31, 2010. We are in the process of completing our detailed technical analysis of Canadian GAAP-IFRS accounting differences. Furthermore, IFRS accounting standards, and the interpretation thereof, are constantly evolving and therefore are subject to change through the end of 2011. Consequently, we will continuously monitor IFRS accounting developments and update our conversion plan and public disclosure as necessary.

SUBSEQUENT EVENTS

Subsequent to October 31, 2009, the Company:

•	issued 25,000 common shares as a result of the exercise of stock options at an exercise price of $0.15 per option.

•	granted 1,173,528 stock options to officers and directors of the Company at an exercise price of $0.22 per option and expiry date of November 30, 2014.

•	re-priced 950,000 stock options previously granted to non insiders to $0.23 per option

•	issued 350,000 common shares at a price of $0.22 per share to settle a vendor debt.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

•
Completed a brokered private placement with Byron Securities Limited (the “Agent”) for 5,000,000 units (the “Units”) at a price of $0.20 per Unit for gross proceeds of $1,000,000.  Each Unit consists of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 500,000 agent’s units (“Agent’s Units”), at an exercise price of $0.255 per Agent’s Unit, for a period of 24 months from November 19, 2009.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $0.30 per common share for 24 months from November 19, 2009.

The Company also concurrently closed a brokered private placement with the Agent of 5,100,000 flow-through shares (“Flow-Through Shares”) at a price of $0.25 per Flow-Through Share for gross proceeds of $1,275,000. Each Flow-Through Share consists of one Common Share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the Flow-Through Private Placement and issued 510,000 agent’s warrants (“Agent’s Warrants”), with each Agent’s Warrant exercisable for one common share at an exercise price of $0.255 per common share, for a period of 24 months from November 19, 2009.

•	Announced it was in the process of completing a non-brokered private placement of 2,000,000 flow-through shares at a price of $0.25 per share for gross proceeds of $500,000.

OUTLOOK

In the near term, the Company remains focused on cost controls and discretionary spending and on attempting to raise new equity in order to continue the exploration and development activities related to its three core properties.  Should the Company be successful, project plans would include further developing the Bootheel and Golden Promise Projects.

Bootheel
The Company is developing programs that include additional drilling to expand and further delineate the uranium resource, hydrological studies and further base line environmental studies.

Central Mineral Belt

Crosshair is actively working with the Nunatsiavut Government to insure that they are on track with achieving the milestones to establish a lands administration system, to develop an Environmental Assessment Act, and to develop environmental protection legislation with the goal of having the moratorium lifted in April 2011.
Golden Promise

The Company has planned an extensive program consisting of further drilling with the objective of adding to the overall resource, as well as defining new targets.  Given the high-nugget gold effect at the Golden Promise Project, a bulk sampling program to test the intra-hole grade continuity would also be carried out.

GENERAL

The Company records its interest in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management regularly reviews the net carrying value of each mineral property.  Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.  When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Nunatsiavut Government Moratorium

In order to develop the tools to evaluate the impact of large-scale development projects and the environmental impact, on April 8, 2008, Labrador’s Nunatsiavut Government announced a moratorium on uranium mining on Inuit land it governs until March 31, 2011 after which the issue is to be revisited.  As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium is not expected to materially affect the Company’s operations or prospects, however, given the negative impact on capital market sentiment toward the area it has become more difficult to raise capital as needed.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

Litigation

Crosshair announced on April 28, 2009 that it has commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

Crosshair has received confirmation from the Transfer Agent that Universal will not receive any further shares or warrants from escrow until there is final resolution to the dispute.  As of April 30, 2009, Universal has received 2,856,000 shares in the first two tranches to date with 7,144,000 shares and 7,500,000 warrants remaining in escrow.

Universal filed a Statement of Defence and Counterclaim in the British Columbia Supreme Court on May 13, 2009.  Crosshair filed a Statement of Defence to the counterclaim made by Universal on May 26, 2009.

On July 29, 2009, the British Columbia Supreme Court granted Crosshair an Order allowing it to obtain trading records and other documents from dealers whose clients traded in Universal shares during the period in which share value is alleged to have been artificially inflated.  Crosshair anticipates that access to this information will allow it to identify the reasons for the dramatic increase in the market price of shares in Universal.  Universal served Crosshair with a Notice of Motion on August 12, 2009 seeking that Crosshair be compelled to disclose to Universal all documents produced pursuant to the Order, which Crosshair intends to contest.

Universal served Crosshair with a second Notice of Motion on August 17, 2009 seeking an Order that the Transfer Agent release the Crosshair shares and warrants held in escrow and that Crosshair cease directing the Transfer Agent to hold back those shares and warrants.  Crosshair maintains that the shares and warrants should not be released to Universal until the dispute between Crosshair and Universal has been resolved and will vigorously oppose the Defendant’s Motion.

Crosshair maintains its confidence that its action against Universal is grounded in both fact and law.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Crosshair Exploration & Mining Corp. Management Discussion & Analysis For the Quarter Ended October 31, 2009 Date Prepared: December 4, 2009

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Crosshair Exploration Mining Corp. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the quarter ended October 31, 2009 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

As permitted by the Exchange Act Rules, we did not conduct an evaluation of the effectiveness of internal controls at our Target Exploration and Mining Corp. (“Target”) subsidiary and operation as that organization came into existence on March 31, 2009.  The effectiveness of internal controls at Target will be evaluated as of April 30, 2010.

APPROVAL

The board of directors of Crosshair Exploration and Mining Corp. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.